IRVINE VENTURE LAW FIRM, LLP
ATTORNEYS AT LAW
17901 VON KARMAN AVENUE
SUITE 500
IRVINE, CALIFORNIA 92614
TELEPHONE: (949) 660-7700
FACSIMILE: (949) 660-7799

May 19, 2011

By EDGAR
Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Chineselnvestors.com, Inc. Form 10-12G/A Filed January 20, 2011 Form 10Q Filed January 28, 2011 File No. 000-54207

Dear Ms. Dickerson:

We are providing this letter to refer you to the changes, additions and deletions made in response to your comment letter dated May 10, 2011.

Amendment No. 4 to Form 10-12G

General
1.
We note that in your latest Form 10 amendment, you appear to have combined and included both the item requirements of Form 10 and the item requirements of Form 10-Q.  There does not appear to be any basis under the federal securities laws for such a combined filing.  You have also filed, as exhibits to the Form 10, certifications that appear to be based on the certifications required to be filed with a quarterly report on Form 10-Q by Section 302 of the Sarbanes-Oxley Act of 2002, as amended.  There does not appear to be any basis under the federal securities laws for the filing of such certifications.  Please amend your Form 10 promptly to remove the extraneous information and comply with the requirements of Form 10.  To the extent that you wish to include in your Form 10 information from your quarterly reports on Form 10-Q, we refer you to General Instruction F of Form 10, which addresses incorporation by reference.

RESPONSE TO ITEM 1 - We have stricken the extraneous certifications.  The deleted certifications were on pages 70 and the following pages.

Amendment No. 1 to Form 10-q for the Period Ended February 28, 2011

Part II—Other Information

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 20

2.
In future filings please provide all of the Item 701 information required by Regulation S-K for each unregistered sale of equity securities during the period covered by this report, including, but not limited to, the exemption from registration that was relied upon.

RESPONSE TO ITEM 2 - The Issuer undertakes to provide all of the Item 701 information required by Regulation S-K for sales of unregistered equity securities in future Forms 10-Q.

Please call the undersigned with any questions or concerns as you review the Form 10 and Form 10 Q.

Very truly yours, IRVINE VENTURE LAW FIRM, LLP /s/ Michael E. Shaff Michael E. Shaff

cc:	Mr. Brett Roper Mr. Warren Wang